UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

52736R102

(CUSIP Number)

November 6, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]       Rule 13d-1(b)

[     ]       Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 52736R102

1.	Names of Reporting Persons. Peter E. Haas Jr. Family Fund *

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 24,228,400
6. Shared Voting Power 0
7. Sole Dispositive Power 24,228,400
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,228,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 19.2%**

12. Type of Reporting Person (See Instructions) OO

* The Filer was previously included as a joint filer on a Schedule 13G filed by Mr. Peter E. Haas Jr. Mr. Haas was previously a Vice President of the Filer. On November 6, 2023, Mr. Haas resigned as a Vice President, and he no longer shares voting or dispositive control of the Class B Common Stock held by the Filer. As a result Mr. Haas is now filing an amendment to his Schedule 13G to report that he no longer has any voting or dispositive control over the Issuer’s Class B Common Stock held by the Filer.

** Represents shares of the Issuer’s Class B Common Stock, each share of which is convertible into one share of the Stock. The percent of the class is calculated based on 102,104,670 shares outstanding of the Issuer’s Class A Common Stock as of November 24, 2023, as reported to the Filer by the Issuer on November 27, 2023.

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CUSIP No. 52736R102

Item 1.

(a)	Name of Issuer Levi Strauss & Co.

(b)	Address of Issuer's Principal Executive Offices 1155 Battery Street, San Francisco, CA 94111

Item 2.

(a)	The names of the persons filing this statement are: Peter E. Haas Jr. Family Fund.

(b)	The principal business office of the filing persons is located at: 5 Hamilton Landing, Suite 200, Novato, CA 94949

(c)	For citizenship of each filing person, see Item 4 of that person’s cover sheet.

(d)	This statement relates to shares of the Issuer’s Class A Common Stock (the "Stock").

(e)	The CUSIP number of the Issuer is: 52736R102
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CUSIP No. 52736R102
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for the Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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CUSIP No. 52736R102

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Exhibit A Limited Power of Attorney

Item 11.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2024

PETER E. HAAS JR. FAMILY FUND
By:	/s/ Lauren McClelland
Lauren McClelland, Chief Financial Officer